September 12, 2024	Martin T. Schrier
Direct Phone 305-704-5954
VIA EDGAR	Direct Fax 786-220-0209
mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 7 to Registration Statement on Form S-1 Filed
September 11, 2024
File No. 333-275209

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 12, 2024, regarding the Company’s Amendment No. 7 to registration statement on Form S-1 submitted to the Commission on September 11, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 8 to the Registration Statement (“Amendment No. 8”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 7.

Amendment No. 7 to Form S-1 filed September 11, 2024

Exhibits

1.	Revise the tax opinion to include counsel’s consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement. Please also remove or revise the statement stating that counsel is furnishing this opinion solely to and for the benefit of the transactions and the opinion is not to be relied upon for any other purpose or by any other person without your prior written consent. Investors are entitled to rely upon your opinion.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has revised the tax opinion to include counsel’s consent to (1) the prospectus discussion of such opinion, (2) the reproduction of the opinion as an exhibit, and (3) being named in the registration statement. The opinion has also been revised to remove the statement stating that counsel is furnishing this opinion solely to and for the benefit of the transactions and the opinion is not to be relied upon for any other purpose or by any other person without counsel’s prior written consent.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131 305.704.5940 800.215.2137 305.704.5955 Fax cozen.com

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	John Ollet